1333 West Loop South, Suite 1700
Houston, TX 77027
Tel   713.513.3300
www.c-a-m.com

FOIA Confidential Treatment Requested
by Cameron International Corporation

VIA EDGAR

July 29, 2009

Cecilia D. Blye
Chief, Office of Global Security Risk
100 F Street, NE
Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:          Cameron International Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 25, 2009
File No. 1-13884

Dear Ms. Blye:

On behalf of Cameron International Corporation (the “Company”), this is the Company’s response to your letter dated March 25, 2009. The paragraph numbering set forth below corresponds to the numbering marked on the attached copy (not attached to EDGAR filing) of your March 25 letter, not to your numbered paragraphs.

1.	Please update us on the status of your subsidiaries’ divestments in … Iran, Syria or Sudan since your letter to us of October 19, 2006.

The only investment any of our subsidiaries made in Iran, Syria or Sudan was the investment by Cameron Limited, a UK subsidiary, in the Iranian joint venture company, Sherkate Mohandesi Hafar Chaf Jonoob (“SWEDEC”). Cameron Limited’s investment in SWEDEC was held by Cameron Integrated Services Limited, a U.K. subsidiary of Cameron Limited. Cameron Limited divested its interest in this joint venture in late 2006 through a sale of Cameron Integrated Services Limited to CIS International Limited (“CIS”), an entity owned by Cameron’s former Iranian sales representative/agent and our former joint venture partner. The fact that a non-U.S. Cameron entity had owned this interest and the fact this interest had been divested have both been publicly disclosed in past filings.

2.	Please . . . describe the terms of the divestment, including the amount and nature of all considerations exchanged.

Cameron Limited was assisted in the divestment of its interest in SWEDEC by the London firm of solicitors ***Redacted Text: FOIA Confidential Treatment Requested by Cameron International Corporation***.

3.	Please tell us the terms of [the $11.4 million] note including identification of the obligor on the note, the interest rate and the maturity.

        The $11.4 million receivable from CIS, the entity that purchased Cameron Limited’s subsidiary holding the joint venture interest, represented the value of the non-equity investments in the joint venture (i.e., the value of the plant and equipment in Iran), together with the value of spare parts and working capital previously invested by Cameron Limited. ***Redacted Text: FOIA Confidential Treatment Requested by Cameron International Corporation***

4.	Please update us on the status of your subsidiaries’ … winding down of business and transactions with Iran, Syria or Sudan since your last letter of October 19, 2006.

As disclosed in our “Factors That May Affect Financial Condition and Future Results Report” set out in our Form 10-Q for the Quarterly Period Ended March 31, 2009, and in our recent filing on Form S-4, it is the Company’s policy to have no trade or investments with, to, or in OFAC sanctioned countries. In mid-2006, the Company instructed all of its subsidiaries to cease taking any new business that would involve trade with OFAC sanctioned countries. It did not require its subsidiaries to cease performance under any existing contract if, in the opinion of outside counsel:  (i) the contract was binding and enforceable according to its terms, (ii) non-performance of the contract would subject a Cameron entity to liability for money damages, and (iii) the contract could be performed in compliance with OFAC regulations.

The following tables summarize the U.S. dollar value of revenue generated by business that has been conducted with Iran and Syria since 2006. These figures not only include sales, but also include such items as refunds, returns, accruals, and releases of accruals relating to sales made, in some instances, in years other than the year in which such items are included for revenue purposes. No business has been conducted with Sudan during this time frame. This business was conducted pursuant to contracts that satisfied the criteria set out above with the exception of the Jiskoot Limited deliveries. Jiskoot Limited was purchase by Cameron Limited in March, 2008. The Jiskoot deliveries were made pursuant to contracts in existence at the time of Cameron Limited’s purchase.

Iranian Revenue Summary

****Redacted Text: FOIA Confidential Treatment Requested by Cameron International Corporation****

Syrian Revenue Summary

****Redacted Text: FOIA Confidential Treatment Requested by Cameron International Corporation****

5.	Please also describe any on-going or pending transactions or business between your subsidiaries, joint ventures or other affiliates in Iran, Syria or Sudan.

It is expected that the “pre-mid-2006” contracts, as well as the Jiskoot legacy contracts, will be completed by the end of October, 2009. The revenue from the final deliveries under the “pre-mid-2006” contracts is estimated to be approximately $4.1 million, and under the Jiskoot legacy contracts approximately $0.9 million

6.
Please tell us the nature of your relationship with MB Holding and/or MB Drilling Overseas, and tell us the nature of the transactions between these companies and your company or your subsidiaries, joint ventures or other affiliates.

Cameron Services Middle East (“CSME”) is an Omani corporation formed in 1997. The beneficial ownership was divided among three entities:  Smith (Bermuda) Limited, 41%; MB Holding Company, 35%; and the Company 24%. CSME was set up to provide local aftermarket support and local manufacturing capability for Cameron’s customers in Oman. Businesses in Oman conducted through a locally-owned company receive import tax and local content advantages. CSME also provides a channel to the Omani market for new equipment and spare parts manufactured by the Company’s subsidiaries in Singapore and Romania. Beginning in 2005, the Oman market, and Cameron’s share of that market, grew significantly. The local content requirements were also increased (current requirement is 40%). In order to increase local content and their share of the percent of the profits of CSME, MB Holding and Cameron bought out Smith’s interest in June of 2006. The resulting beneficial ownership percentages became: MB Holding, 51%, and Cameron International Holding Corporation (25%) and the Company (24%).

By agreement among the owners of CSME, Cameron has the right to appoint the General Manager who manages the affairs of CSME. As a Cameron managed business, the business of CSME is conducted in accordance with the Company’s policies, both from a governance or compliance perspective as well as from an accounting and financial perspective. CSME is a consolidated entity within the Company.

The purpose and actual conduct of the business remains the same. It serves as:  a conduit for equipment and spare parts into the Omani market, a provider of local content, and a provider of aftermarket service and supplies to the Omani market.

CSME has provided quotations and received orders for equipment from some companies in the MB Group operating in Oman, and currently has a contract in place with Petrogas (an MB Company) for artificial lift equipment for use in the Rima Field in Oman, operated by PDO (Shell Oman). However, CSME does not sell equipment, or spare parts to, or provide aftermarket support to any MB Group Company operating anywhere outside of Oman. CSME does not and has not made any sales to Syria or to persons or companies doing business in Syria for any business in Syria, nor does it have, or has it had, and transactions with Syria or Syrian persons or companies.

***Redacted Text: FOIA Confidential Treatment Requested by Cameron International Corporation***

On a general note, and not in response to any particular question, we would like to assure you that we intend to monitor and enforce our policy of “no business” with Iran, Syria and Sudan. Since the “pre-mid-2006” contractual commitments of the Company’s non-U.S. subsidiaries are in their final phases of completion, there will be no further business activities by those subsidiaries with the countries identified above. We would also like to assure you that the Company is fully aware of the restrictions that exist under the OFAC regulations, but have, in fact, adopted a policy which is stricter than the OFAC regulations because we made the “no business with OFAC sanctioned countries” applicable to all our subsidiaries, some of which would have been allowed to conduct such business under the OFAC regulations.

As requested in your March 25, 2009 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff Comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please be informed that we have requested “FOIA Confidential Treatment” by separate letter, a copy of which has been sent to you under separate cover.

Should the staff have any questions with respect to the information provided in this letter, please contact me at (713) 513-3360.

Cameron International Corporation

By:       /s/ William C. Lemmer
Name:    William C. Lemmer
Title:       Senior Vice President
                and General Counsel

c:	Ms. Jennifer Hardy, Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-7010